

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Michael Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

   Re: Vivos Inc.
     Offering Statement on Form 1-A
     Post-Qualification Amendment No. 1
     Filed October 3, 2022
     File No. 024-11627

Dear Michael Korenko:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jordan Nimitz at 202-551-5831 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services